NO ACT

PE 1-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023763

Received SEC
JAN 23 2008
Washington, DC 20549

January 23, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/23/2008

John G. Carlevaro
P.O. Box 776
Cypress, TX 77410

Re: Citigroup Inc.
Incoming letter received January 22, 2008

Dear Mr. Carlevaro:

This is in response to your letter that we received on January 22, 2008 concerning the shareholder proposal you submitted to Citigroup. On January 9, 2008, we issued our response expressing our informal view that Citigroup could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

PROCESSED
E JAN 31 2008
THOMSON
FINANCIAL

RECEIVED
2008 JAN 22 PM 3:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
General Counsel, Corporate Governance
Jonathan A. Ingram
Washington, D.C. 20549-3010

Dear Mr. Ingram

Enclosed you will find my reply to Mr. Shelley J. Dropkin, General Counsel, Corporate Governance for Citigroup Inc. In this letter he denied my shareholder proposal for the 2008 annual meeting. I believe this rejection is inappropriate as cited in my response. The corporation should have full and open communication with its shareholders. This was not the case in this situation. There was ample opportunity in their various communications with me to outline the complete procedure for presentation of a proposal. They should provide a clear and concise avenue for shareholder input and not make any assumptions on the level of shareholder knowledge as to the SEC rules.

Thank you for your consideration of this matter.

Sincerely

John G Carlevaro
P.O. Box 776
Cypress TX 77410

Certified Mail 7005 1820 0002 3621 9662

Citigroup Inc.
Shelley J. Dropkin General Counsel, Corporate Governance
425 Park Avenue
2nd Floor
New York, N.Y. 10022

Dear Mr. Dropkin

Please excuse the fact that I haven't replied to your letter of November 19, 2007 sooner but, I have had two deaths in my immediate family in December. That resulted in my time and attention being devoted elsewhere.

In your letter of denial of my proposal for the April 2008 Shareholder Annual Meeting you cited Sec Rule 14-a-8(h) (3) which stated in part; for my 2007 proposal that I or my qualified representative must appear and present the proposal. You further stated: "A stockholder who undertakes the submission of a proposal is presumed to be knowledgeable of the SEC's rules for such submissions, which are publicly on the SEC website".

I strongly disagree with this statement. I do not believe it is a requirement of the shareholder to ferret out the requirements for a shareholder proposal from the maze of SEC regulations. It is incumbent on the Corporate Secretary to provide adequate guidance to their stockholders, the owners of the corporation, providing them all the steps necessary for submission of a shareholder proposal. The address for the submission of proposals as well as the deadline is provided in the proxy statement (see attached). No where in the proxy statment is there a notification that this proposal needs to be presented at the annual meeting in person. It would entail just one more line in an 81 page document to make this apparent to the stockholders. The necessity for my presence at the 2007 shareholder meeting was never established in any of the Citigroup communication that transpired as a result of my submission.

Citigroup's Corporate Secretary failed to provide all the necessary information to me to effectively present my shareholder proposal at the annual meeting, do to this fact; I believe I had good cause for my absence. I therefore feel that my proposal for the 2008 shareholder meeting should be accepted. I assure you that either I or a qualified representative will be in attendance for its presentation.

Sincerely

John G Carlevaro
P.O. Box 776

Cypress, TX 77410
Enclosure

CERTIFIED MAIL 7005 1820 0002 3621 9655

cc: U.S. Securities and Exchange Commission
Office of Chief Counsel
Mr. Jonathan A. Ingram
100 F Street, N.E.
Washington, DC 20549

Submission of Future Stockholder Proposals

Under SEC rules, a stockholder who intends to present a proposal at the next annual meeting of stockholders and who wishes the proposal to be included in the proxy statement for that meeting must submit the proposal in writing to the Corporate Secretary of Citigroup at the address on the cover of this proxy statement. The proposal must be received no later than November 14, 2006.

Stockholders who do not wish to follow the SEC rules in proposing a matter for action at the next annual meeting must notify Citigroup in writing of the information required by the provisions of Citigroup's by-laws dealing with stockholder proposals. The notice must be delivered to Citigroup's Corporate Secretary between December 19, 2006 and January 18, 2007. You can obtain a copy of Citigroup's by-laws by writing the Corporate Secretary at the address shown on the cover of this proxy statement.

Cost of Annual Meeting and Proxy Solicitation

Citigroup pays the cost of the annual meeting and the cost of soliciting proxies. In addition to soliciting proxies by mail, Citigroup may solicit proxies by personal interview, telephone and similar means. No director, officer or employee of Citigroup will be specially compensated for these activities. Citigroup also intends to request that brokers, banks and other nominees solicit proxies from their principals and will pay the brokers, banks and other nominees certain expenses they incur for such activities. Citigroup has retained Morrow & Co. Inc., a proxy soliciting firm, to assist in the solicitation of proxies, for an estimated fee of $25,000 plus reimbursement of certain out-of-pocket expenses.

Householding

Under SEC rules, a single set of annual reports and proxy statements may be sent to any household at which two or more stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information stockholders receive and reduces mailing and printing expenses. In accordance with a notice sent to certain stockholders who shared a single address, only one annual report and proxy statement will be sent to that address unless any stockholder at that address requested that multiple sets of documents be sent. However, if any stockholder who agreed to householding wishes to receive a separate annual report or proxy statement for 2005 or in the future, he or she may telephone toll-free 1-800-542-1061 or write to ADP, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Stockholders sharing an address who wish to receive a single set of reports may do so by contacting their banks or brokers, if they are beneficial holders, or by contacting ADP at the address set forth above, if they are record holders.

END